Results of Stockholder Meeting

A Special Meeting of the Stockholders of Sequoia Fund, Inc. was held on February 24, 2006. At the meeting, the stockholders were asked to consider the approval of a new Investment Advisory Contract between the Sequoia Fund, Inc. and Ruane, Cunniff & Goldfarb Inc. A majority of the outstanding voting shares of the Fund, as defined in the Investment Company Act of 1940, voted in favor of approving the new Investment Advisory Contract as follows: 13,540,662 shares voted in favor, 91,891 voted against with 83,056 shares abstaining.
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